	NORTHWEST NATURAL GAS COMPANY
	Ratio of Earnings to Fixed Charges
	Thousands, except per share amount
	(Unaudited)
						12 Months	Nine Months
						Ended	Ended
	Year Ended December 31,					Sept. 30,	Sept. 30,
	2011	2010	2009	2008	2007	2012	2012
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,515	$39,198	$37,447	$33,605	$34,294	$39,057	$29,293
Other Interest	2,976	1,587	1,937	4,022	4,116	3,381	1,626
Amortization of Debt Discount and Expense	1,729	1,766	1,503	700	711	1,827	1,386
Interest Portion of Rentals	2,213	2,130	1,735	1,551	1,523	2,252	1,306
Total Fixed Charges, as defined	$44,433	$44,681	$42,622	$39,878	$40,644	$46,517	$33,611
Earnings, as defined:
Net Income	$63,898	$72,667	$75,122	$69,525	$74,497	$60,702	$31,458
Taxes on Income	43,382	49,462	46,671	40,678	44,060	45,636	25,724
Fixed Charges, as above	44,433	44,681	42,622	39,878	40,644	46,517	33,611
Total Earnings, as defined	$151,713	$166,810	$164,415	$150,081	$159,201	$152,855	$90,793
Ratio of Earnings to Fixed Charges	3.41	3.73	3.86	3.76	3.92	3.29	2.70

(1)
A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.